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                                                                    EXHIBIT 8.2


April 13, 1995



Board of Directors
Patrick Petroleum Company
301 West Michigan Avenue
Jackson, Michigan 49201

Dear Members of the Board:

This letter is in response to your request for our tax opinion on the federal income tax consequences of the proposed transaction between Patrick Petroleum Company and its Subsidiaries (hereinafter collectively referred to as "Patrick"), Goodrich Petroleum Corporation ("Goodrich Petroleum"),
La/Cal Energy Partners ("La/Cal"), and Goodrich Acquisition, Incorporated ("Goodrich Acquisition"). The conclusions presented herein are based on our understanding of the transactions as represented to us in the Agreement and Plan of Merger by and among Patrick, Goodrich Petroleum, La/Cal, and Goodrich Acquisition, dated as of March 10, 1995; the facts set forth herein; and the law as it exists today. Any change in the applicable law or in any of the facts and circumstances described in the above-mentioned documents or any inaccuracy or incompleteness of any statement, representation, advice, or assumption upon which we have relied may affect the opinions expressed herein.

We note that the federal income tax consequences to the parties involved relating to the transactions described herein are complex and subject to varying interpretations. Thus, we can give you no assurance that the Service or the courts would ultimately resolve the issues discussed herein in agreement with our opinions.

We have not considered the consequences to the parties involved of any tax other than the federal income tax. Additionally, we cannot assume responsibility for apprising the parties of any federal income tax developments that occur subsequent to the date of this letter. We have also not opined as to the federal income tax consequences to parties to the transaction other than Patrick of Delaware and its subsidiaries and stockholders, other than where the tax consequences to those parties affect the tax consequences to Patrick. We have not considered, or provided an opinion on, any federal income tax consequences to the parties involved other than as expressly stated herein.






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April 13, 1995
Patrick Petroleum Company
Page 2


FACTS

Patrick Petroleum Company, a corporation organized under the laws of the State of Delaware, is a publicly held independent oil and gas company engaged in the acquisition of producing properties and the exploration, development and production of oil and gas in the continental United States. As of December 31, 1994, Patrick has 1,175,000 shares of Series B Non-Voting Preferred Stock issued and outstanding which are publicly traded, and 19,765,226 shares of Common Stock issued and outstanding which are publicly traded and widely held. Each shares of Patrick Common Stock is entitled to one vote. Patrick currently has outstanding options to purchase 2,181,602 shares of Common Stock, along with warrants to acquire 800,000 shares of Common Stock.

Goodrich Petroleum is a new corporation organized under the laws of the State of Delaware and is a wholly owned subsidiary of Patrick. Goodrich Petroleum has authorized Common Stock and Series B Convertible Preferred Stock, with substantially identical terms of the Preferred Stock of Patrick except as to convertibility, none of which will be issued and outstanding prior to the transaction described herein.

Goodrich Acquisition is a new corporation organized under the laws of the State of Delaware and is a wholly owned subsidiary of Goodrich Petroleum. Goodrich Acquisition has authorized Common Stock, none of which will be issued and outstanding prior to the transaction described herein.

La/Cal is a Louisiana general partnership owned in part by Goodrich Energy, Inc.

The board of directors of Patrick and the management committee of La/Cal have determined that it is in the best interests of their respective stockholders and partners that Patrick, through its subsidiary, Goodrich Petroleum, acquire the assets and business interests of La/Cal, subject to liabilities incurred in the ordinary course of business. Accordingly the following transaction is being proposed to accomplish this purpose.

TRANSACTION

  Step 1 Pursuant to the Agreement and Plan of Merger, Goodrich Acquisition will merge with and into Patrick, with Patrick continuing as a wholly-owned subsidiary of Goodrich Petroleum. Shares of Patrick held at the time of the merger will be canceled and holders of Patrick Common Stock will be entitled to receive, for each of their outstanding 19,765,226 shares, one share of Goodrich Petroleum Common Stock with a comparable fair market value. Holders of Patrick Series B Preferred Stock will be entitled to receive,





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April 13, 1995
Patrick Petroleum Company
Page 3


         for each of their outstanding 1,175,000 shares, one share of Goodrich Series B Preferred Stock with substantially identical terms and a comparable fair market value. Holders of the preferred stock will be entitled to dissent to the transaction and receive cash payment from Patrick for their Shares.

         Concurrent with the merger of Goodrich Acquisition and Patrick, La/Cal will contribute its tangible and intangible oil and gas assets, constituting the business interests of La/Cal, to Goodrich Petroleum, in exchange for 19,765,226 shares of Goodrich Petroleum Common Stock with a comparable fair market value on the date of the agreement, subject to any adjustment from the right of offset due to breach of warranty and certain other claims. La/Cal will transfer approximately 494,131 shares of Common Stock to Mr. Leo E. Bromberg, a Partner, as payment of a finder's fee with respect to the transaction. In addition, an unrelated third party, who is neither a partner in La/Cal nor a stockholder in Patrick, will receive 20,000 shares of Common Stock in exchange for services rendered for La/Cal. In connection with the transfer, Goodrich Petroleum will assume certain of La/Cal's liabilities associated with their oil and gas operations.

Step 2 Assets of Goodrich Petroleum contributed in step 1 of the transaction, which will be comprised of the original La/Cal assets, may be contributed to Patrick, who may in turn contribute these same assets to Patrick Petroleum of Michigan ("Michigan"), one of the wholly-owned subsidiaries of Patrick.

Step 3 Shares of Goodrich Petroleum received by La/Cal, less the 494,131 shares transferred to Mr. Bromberg and the 20,000 shares transferred to an unrelated third party as described above, will be distributed to the partners of La/Cal in redemption of their partnership interests, and the La/Cal partnership will be terminated.

OPINION

Based on the facts contained herein and the Agreement and Plan of Merger, the federal income tax consequences to the stockholders of Patrick of the proposed transactions will be as follows:

1) For federal income tax purposes, the formation of Goodrich Acquisition and its merger into Patrick will be disregarded, and the transaction will be treated as a transfer by the Patrick stockholders of the Patrick stock to Goodrich Petroleum in exchange for Goodrich Petroleum stock. La/Cal and the stockholders of Patrick will be treated as transferors for purposes of section 351(a).(1) Rev. Rul. 67-448, 1967-2 CB 144. The distribution of the Goodrich stock by


- -----------------
(1) All cites are to the Internal Revenue Code of 1986 as amended, unless otherwise noted.

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April 13, 1995
Patrick Petroleum Company
Page 4

    La/Cal to its partners and the subsequent termination of the La/Cal partnership will not affect the status of La/Cal as a transferor in the transaction. Rev. Rul. 84-111, 1984-2 CB 88.

2) No gain or loss will be recognized by the Patrick stockholders on the transfer of Patrick stock in exchange for Goodrich Petroleum stock. Section 351(a).

3) No gain or loss will be recognized by Goodrich Petroleum upon receipt of the Patrick stock and the assets of La/Cal in exchange for Goodrich Petroleum stock. Section 1032(a).

4) The basis of the Goodrich Petroleum stock received by the Patrick stockholders in the exchange will be the same as their respective basis in the Patrick stock prior to the transaction. Section 358(a).

5) The basis of the Patrick stock in the hands of Goodrich Petroleum will be the same as its basis in the hands of the Patrick stockholders prior to the transaction. Section 362(a). Goodrich Petroleum's basis in the assets transferred by La/Cal will be the same as the asset basis in the hands of La/Cal increased by the amount of gain, if any, recognized by La/Cal on the transfer. Section 362(a).

6) The holding period of the Goodrich Petroleum stock received by the Patrick stockholders will include the holding period of their Patrick stock transferred to Goodrich Petroleum, provided the Patrick stock was held as a capital asset on the date of the exchange. Section 1223(1).

7) The holding period of the Patrick stock received by Goodrich Petroleum will include the period for which the stock was held by the Patrick stockholders, and the holding period of the La/Cal assets received by Goodrich Petroleum will include the period for which the assets were held by La/Cal. Section 1223(2).

8) No gain or loss will be recognized by Goodrich Petroleum on any transfer of the assets, and the assumption of liabilities to which they are subject, by Goodrich Petroleum to Patrick. Sections 351(a) and 357(a), and Rev. Rul. 77-449, 1977-2 CB 110. No gain or loss will be recognized by Patrick on the transfer of these same assets, and the assumption of liabilities to which they are subject, by Patrick to Michigan. Sections 351(a) and 357(a), and Rev. Rul. 77-449.

9) Cash received by a holder of Series B Preferred Stock who perfect their dissenters rights will be treated as receiving a distribution in cash for such Patrick Preferred Stock. Section 302 and Rev. Rul. 78-250, 1978-1
    CB 83. Provided such shares are a capital asset on the date of the exchange, such stockholders should recognize capital gain or loss equal to the difference between the cash received and their tax basis in the stock.
    Section 302(a).

REPRESENTATIONS

We have relied on the following representations of fact on behalf of Patrick, Goodrich Petroleum, Goodrich Acquisition, and La/Cal in connection with the transfer of assets to Goodrich Petroleum, the issuance of stock by Goodrich Petroleum, the merger of Goodrich Acquisition and Patrick, and

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April 13, 1995
Patrick Petroleum Company
Page 5

the contribution of assets by Goodrich Petroleum to Patrick and the subsequent transfer of these assets by Patrick to Michigan.

a) La/Cal and each of the Patrick stockholders will receive Goodrich Petroleum stock approximately equal to the fair market value of the property transferred to Goodrich Petroleum.

b) No stock will be issued for services rendered by La/Cal, its partners, or the Patrick stockholders to or for the benefit of Goodrich Petroleum, Patrick, or its affiliates in connection with the proposed transaction, other than the shares transferred to Mr. Bromberg and the unrelated third party as described above.

c) La/Cal and the Patrick stockholders will not retain any rights in the property transferred to Goodrich Petroleum.

d) Any liabilities to be assumed by Goodrich Petroleum, or to which property transferred to Goodrich Petroleum are subject, were incurred in the ordinary course of business and are associated with the assets to be transferred.

e) There is no indebtedness between Goodrich Petroleum and La/Cal, its partners, or the Patrick stockholders and there will be no indebtedness created in favor of La/Cal, its partners, or the Patrick stockholders as a result of proposed transactions.

f) None of the property transferred to Goodrich Petroleum was received by La/Cal or the Patrick stockholders as part of a plan of liquidation of another corporation.

g) Taking into account any issuance of additional shares of Goodrich Petroleum stock; any issuance of stock for services; the exercise of any Goodrich Petroleum stock rights, warrants, or subscriptions; a public offering of Goodrich Petroleum stock; and the sale, exchange, transfer by gift, or other disposition of any of the stock of Goodrich Petroleum to be received in the exchange, the La/Cal partners and the Patrick stockholders will be in control of Goodrich Petroleum within the meaning of section 368(c), because they will collectively hold at least 80 percent of the Goodrich Petroleum voting stock and at least 80 percent of each other class of Goodrich Petroleum stock.

h) There is no plan or intention by Goodrich Petroleum to dispose of any of the transferred property other than the proposed contribution to Patrick, and subsequent contribution by Patrick to Michigan. Both Patrick and Michigan will remain in existence and retain and use the property transferred to them by Goodrich Petroleum in a trade or business, with no plan or intention to dispose of the property other than the proposed transfer of the property to Michigan.

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April 13, 1995
Patrick Petroleum Company
Page 6

i) None of the property being transferred to Goodrich Petroleum will be leased back to La/Cal, its partners, the Patrick stockholders, or to a related party.

j) There is no plan or intention on the part of Goodrich Petroleum to redeem or otherwise reacquire any stock to be issued in the proposed transaction.

k) Neither Goodrich Petroleum, Patrick, nor Michigan will be investment companies within the meaning of section 351(e)(1) and section 1.351-1(c)(1)(ii) of the Income Tax Regulations (the "Regulations") because less than 80 percent of their assets will consist of readily marketable stock or securities, or regulated investment companies or real estate investment trusts. For purposes of this representation, each company holding stock, which represents a 50 percent or greater interest of a corporation, will be treated as owning pro rata the assets of the 50 percent or more owned company.

l) Each of the parties to the transaction will pay its own expenses, if any, other than expenses solely and directly related to the proposed transaction.


m) There is no plan or intention on the part of the La/Cal partners to dispose of the Goodrich stock received in the transaction. In addition, Patrick management knows of no plan or intention on the part of Patrick stockholders to dispose of the Goodrich stock received in the transaction.

n) Patrick is not under the jurisdiction of a court in a title 11 or similar case (within the meaning of section 368(a)(3)(A)).

LAW & ANALYSIS

Section 351(a) provides that no gain or loss will be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such persons are in control of the corporation. Section 368(c) defines control, for purposes of section 351, to mean the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of the corporation's stock.

In order for the transaction to qualify under section 351, La/Cal and the stockholders of Patrick must be considered transferors pursuant to a single prearranged plan to contribute property to Goodrich Petroleum. To be considered transferors, the stockholders of Patrick would have to contribute their Patrick stock to Goodrich Petroleum in exchange for Goodrich Petroleum stock. Under the agreement and plan of merger, the stockholders are not transferring their stock directly to Patrick Petroleum but are exchanging their shares pursuant to the merger of Goodrich Acquisition and Patrick.

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April 13, 1995
Patrick Petroleum Company
Page 7

exchange for the Goodrich Petroleum stock held by Goodrich Acquisition pursuant to a merger with Patrick, in form, the stockholders are not transferring their stock directly to Goodrich Petroleum.

        In Rev. Rul. 67-448, a parent corporation formed a new subsidiary that was immediately merged into an unrelated corporation with the stockholders of the unrelated corporation receiving voting stock of the parent corporation. Pursuant to a plan of reorganization, a parent corporation issued some of its voting shares to its new subsidiary and the subsidiary immediately merged into an unrelated corporation, with the unrelated corporation's stockholders receiving parent stock and the parent receiving 80 percent or more of the unrelated corporation's stock. The Service held that the existence of the subsidiary was disregarded as transitory and the transaction was to be viewed, in substance, as an acquisition by the parent of the stock of the unrelated corporation solely in exchange for the parent corporation's voting stock, qualifying as a reorganization under Section 368(a)(1)(B). See also Rev. Rul. 73-427, 1973-2 CB 301 in which a transitory subsidiary in a merger was also disregarded and the transaction treated as a stock acquisition. Thus, the stockholders of Patrick can be considered transferors because the existence of Goodrich Acquisition and its merger into Patrick will be disregarded. See also PLR 8822062 and PLR 9143025.

        Section 351(a) provides for the nonrecognition of gain or loss if one or more persons transfer property to a corporation in exchange for stock in such corporation and immediately after the exchange such person or persons are in control of the corporation. Reg. Section 1.351-1(a)(1) states that as used in section 351, the phrase "one or more persons" includes individuals and partnerships. To be in control of the transferee corporation, such person or persons must own immediately after the transfer stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of such corporation, under section 368(c). Reg. Section 1.351-1(a)(1) also states that Section 351 does not necessarily require simultaneous exchanges by two or more persons, but only requires that the transferors are party to a plan where the rights of the parties have been previously defined and the execution of the agreement proceeds in an expeditious manner.

Thus, for purposes of determining whether the 80 percent control requirement has been met so as to qualify La/Cal and the former stockholders of Patrick for treatment under section 351, La/Cal and the stockholders of Patrick should be considered transferors as described in section 351. The combined ownership percentages of the transferors (La/Cal and the Patrick stockholders) will exceed 80 percent since the transferors will own over 80 percent of Goodrich Petroleum's voting stock and 100 percent of the only class of outstanding nonvoting stock, and the transaction will qualify for treatment under section
351. Thus, no gain or loss will be recognized by the Patrick stockholders upon the transfer of property to Goodrich Petroleum solely in exchange for stock of Goodrich Petroleum.
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April 13, 1995
Patrick Petroleum Company
Page 8

Under the holding in Rev. Rul. 84-111, that fact that the stock received by La/Cal will be subsequently distributed to its partners will not violate the control requirement of section 351. In Rev. Rul. 84-111, the transfer by a partnership of all its assets to a newly formed corporation in exchange for 100 percent of the corporation's stock, followed by a distribution of the stock to its partners in liquidation of their partnership interests, was held to qualify as a contribution of property under section 351.

Section 357(c)(1) provides that, in the case of an exchange to which section 351 applies, if the sum of the liabilities assumed, plus the amount of the liabilities to which the assets transferred are subject, exceeds the total of the adjusted basis of the assets in the transferor's hands, gain will be recognized to the extent of such excess. No liabilities of the Patrick stockholders will be assumed in the transaction. We have not opined on the gain recognition, if any, to La/Cal on the contribution of property or assumption of any of its liabilities.

Section 1032(a) provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock of such corporation. Since Goodrich Petroleum will issue its stock for property, no gain or loss should be recognized by Goodrich Petroleum under section 1032(a).

Series B preferred stockholders of Patrick who perfect their dissenter's rights and receive cash for their preferred shares from Patrick will be treated as having had their shares redeemed by Patrick, see Rev. Rul. 78-250.
Section 302(b)(3) provides that a redeeming stockholder that terminates its interest in the redeeming corporation will be treated under Section 302(a) as having received a distribution in payment in exchange for the stock. Provided the stock is held as a capital asset on the date of the exchange, the gain will qualify for capital gain treatement under Section 1001(a). In determining whether a stockholder has terminated their interest, Section 302(c) provides that certain stock attribute rules under Section 318(a) shall apply in determining ownership of stock in the redeeming corporation. Under the rationale of Zenz vs. Quinliven 54-2 USTC 9445, the stockholder's interest is
             ------------------
measured after all related transactions. Pursuant to the plan the preferred stockholders of Patrick will own no stock of Patrick directly after the merger.
Section 318(a)(2)(C) provides that a persion will be treated as owning stock held by a corporation only if that person is considered as owning 50% or more of the value of the stock of that corporation. In determining whether the person owns 50% or more of the stock of a corporation, the attribution rules of
Section 318(a) also apply. Thus, a Series B Preferred stockholder would only be treated as owning any Patrick Petroleum stock after the transfer if that preferred stockholder was considered to own 50% or more of the value of the Goodrich Petroleum stock. Assuming, after applying the other attribute rules of
Section 318(a), none of the Series B Preferred stockholders own 50% or more of the Goodrick Petroleum stock, they should qualify as having terminated their interest in Patrick under Section 302(b)(3).

Section 358(a)(1) provides that, in the case of an exchange to which section 351 applies, the basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by (i) the fair market value of any other property (except money) received by the taxpayer, (ii) the amount of money received by the taxpayer and (iii) the amount of loss to the taxpayer which was recognized on such exchange, and increased by (i) the amount which was treated as a dividend, and (ii) the amount of gain to the taxpayer which was recognized in such exchange (not including any portion of such gain which was treated as a dividend). Since the contribution of property by La/Cal and the transfer of stock by the Patrick stockholders will constitute an exchange to which section 351 applies, the basis of the Goodrich Petroleum stock received by the Patrick stockholders will be the same as their basis in the transferred stock.

Section 362(a) provides that if property is received by a corporation in connection with a transaction to which section 351 applies, then basis of the property shall be the same as it would be in the hands of the transferor, increased by the amount of gain recognized by the transferor on such transfer. Since section 351 should apply to the contributions of property to Goodrich Petroleum, the basis of the property contributed by La/Cal and the stock contributed by the Patrick stockholders in the hands of Goodrich Petroleum will be the same as it was in the hands of the contributors, increased by the amount of gain recognized, if any, by the contributors.

















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April 13, 1995
Patrick Petroleum Company
Page 9

Section 1223(1) provides that, in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which the taxpayer held the property exchanged of the property has, for purposes of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in its hands as in the hands of the transferor, provided the property exchanged at the time of such exchange is a capital asset as defined in section 1221 or property described in section 1231. Since the Goodrich Petroleum stock held by the Patrick stockholders will have the same basis, in part, as the property exchanged therefor, in determining the period for which the Patrick stockholders have held such stock, the holding period will include the period for which the stock transferred was held, provided that the stock transferred is a capital asset on the date of the exchange.

Section 1223(2) provides that in determining the period for which the taxpayer has held property however acquired, there shall be included the period for which such property was held by any other person, if under Chapter 1 of the Code such property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in its hands as it would have in the hands of such other person. Since the basis of the property transferred by La/Cal and the stock transferred by the Patrick stockholders will be the same, in part, in the hands of Goodrich Petroleum as it was in the hands of La/Cal and the Patrick stockholders, in determining the period for which Goodrich Petroleum has held such property there will be included the period for which such property was held by La/Cal and the Patrick stockholders.

In Rev. Rul. 77-449, a corporation transferred assets to its wholly owned subsidiary which in turn transferred the assets to its wholly owned subsidiary and the Service ruled that the transfers are viewed separately for purposes of section 351. Accordingly, since each transfer separately satisfied the requirements of section 351, no gain or loss was recognized by the transferors. In this case, the proposed transfer of property by Goodrich Petroleum to Patrick, its wholly owned subsidiary, which is in turn proposing to transfer the property to Michigan, its wholly owned subsidiary, will be viewed as separate transactions for purposes of qualifying for section 351.

Based on the analysis outlined above for determining the requirements for non-recognition of gain upon the transfer of property to a corporation, the transfer of the assets of Goodrich Petroleum to Patrick, and the assumption by Patrick of liabilities to which they are subject, and the subsequent transfer of such assets to Michigan will qualify as tax-free under section 351. Requisite control requirements will be met since Goodrich Petroleum will hold a 100 percent ownership in Patrick, and Patrick holds a 100 percent ownership in Michigan. If the identical assets are transferred, as were transferred by La/Cal to Goodrich Petroleum, there will be no liabilities in excess of basis issue on the tranfer, since the basis of the assets would have been increased due to gain recognized by La/Cal, if any, upon the transfer of the assets to Goodrich Petroleum.












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April 13, 1995
Patrick Petroleum Company
Page 10


It is not necessary for Patrick or Michigan to issue additional shares to Goodrich and Patrick, respectively, in order for the transfers to qualify under section 351. Sol Lessinger, 85 TC 824 (1985), and Rev. Rul. 64-155, 1964-1 CB
138.         --------------

This opinion letter is solely for your information and inclusion in the S-4 document relating to the transaction described herein to be filed with the Securities and Exchange Commission. Other than the uses indicated in the preceding sentence, this opinion may not be relied upon, distributed, disclosed, made available to, or copied by anyone without prior written consent of Deloitte & Touche LLP.

If we can be of further assistance in connection with this matter, please contact us.

Very truly yours,

DELOITTE & TOUCHE LLP